SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of August 2002
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No   X
                                    ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                          Paris, August 30, 2002



    Please find herewith a press release from Goteborg University on the results of the Penthifra Plus trial on Arixtra(R), presented yesterday at the 12th World Congress of the International Society of Orthopaedic Surgery and Traumatology (SICOT) meeting in San Diego, California.

[Goteborgs Universitet Logo
Department of Orthopaedics, Institute of Surgucal Sciences]



                                  PRESS RELEASE

        FOUR WEEKS WITH ARIXTRA (FONDAPARINUX) SIGNIFICANTLY REDUCES THE
            RISK OF DEEP VENOUS THROMBOSIS AND PULMONARY EMBOLISM IN
                          HIP FRACTURE SURGERY PATIENTS

Results of the Penthifra Plus trial presented today at the 12th World Congress of the International Society of Orthopaedic Surgery and Traumatology (SICOT) meeting in San Diego, California.

San Diego, Ca. August 29th, 2002 - Treating patients undergoing hip fracture surgery with the new synthetic agent fondaparinux (Arixtra(R)), a selective Factor Xa inhibitor, for four weeks compared to one week markedly reduces the incidence of thromboembolic complications from 35% to 1.4%, a reduction of 96%, according to findings presented today at the SICOT meeting in San Diego. The Penthifra Plus trial is the first study to evaluate the benefit of four weeks of prophylaxis of deep-vein thrombosis and pulmonary embolism following hip fracture surgery.

"The very high efficacy of fondaparinux prophylaxis given for four weeks in the Penthifra Plus study will induce a dramatic change of the DVT prevention procedures in orthopedic surgery. In my opinion, this level of treatment effect for patients is similar in magnitude to that experienced when antibiotic therapy was first introduced," said Bengt Eriksson, MD, PhD, Orthopaedic Surgeon at Sahlgrenska University Hospital /Ostra, Goteborg, Sweden and lead Investigator of the study. "After a short one week of therapy is given to these patients, one third of the patients still experienced a thromboembolic event during the following month. Our study shows that four weeks of prophylaxis with fondaparinux reduces these events very substantially. This significantly improves the management of patients undergoing surgery for hip fracture, where the risk remains very high for at least four weeks."

Hip Fracture Surgery: A very high and prolonged risk of venous thromboembolism
------------------------------------------------------------------------------

Patients undergoing hip fracture surgery experience the highest levels of deep-vein thrombosis and pulmonary embolism (venous thromboembolism). Pulmonary embolism occurs much more frequently after hip fracture surgery than in patients undergoing elective hip replacement due to osteoarthrosis. Without prophylaxis, fatal pulmonary embolism occurs in 4 to 13% of patients,1 and despite the use of current prophylactic therapies, given for a period of 7 to 10 days, rates of fatal pulmonary embolism up to 2% are still observed. Antithrombotic therapy is usually given for one week following surgery, but several studies have shown that patients experience a persistent risk of embolism for a longer period after orthopaedic surgery and that they can benefit from prophylaxis for at least four weeks.

[Goteborgs Universitet Logo
Department of Orthopaedics, Institute of Surgucal Sciences]


Penthifra Plus Study: Methods and Results
-----------------------------------------

This placebo-controlled study evaluated for a period of seven days versus 28 days the safety and efficacy of thromboprophylaxis with fondaparinux in patients undergoing surgery for fracture of the upper third of the femur. In the study, 656 patients from 57 centres in 16 countries undergoing surgery for hip fracture received 2.5 mg fondaparinux daily for seven days, beginning after 6 hours after surgery. On day seven, patients were randomised and treated in the double-blind period with either continued fondaparinux prophylaxis or with placebo for an additional 21 days. Screening with venography was systematically performed at the end of the double blind period, or earlier if thrombosis was clinically suspected. Patients with symptoms of PE underwent objective testing.

The incidence of VTE events observed at the end of the double blind period was 1.4% for the fondaparinux group versus 35% for the placebo group with a highly significant relative risk reduction of 96% in favour of fondaparinux (p=4x10-22). Similarly, the number of patients with symptomatic events of DVT and PE was significantly reduced from 2.7% to 0.3%. There was no difference in terms of clinically relevant bleeding between placebo and fondaparinux.

Fondaparinux: An innovative antithrombotic agent
------------------------------------------------

Although antithrombotic drugs have been available for decades, fondaparinux is the first synthetic agent to selectively inhibit a specific key enzyme in the coagulation process called Factor Xa ("Ten A"). This drug represents an important advance in antithrombotic therapy.
Fondaparinux has recently been approved for the prevention of venous thromboembolism (VTE) in patients undergoing major orthopaedic surgery of the lower limbs such as hip fracture, major knee or hip replacement surgery. The four phase III trials performed in major orthopaedic surgery have been recently published. They demonstrate a significant overall reduction of more than 50% in the rate of VTE events i.e. proximal and distal deep-vein thrombosis (DVT) and pulmonary embolism (PE) compared to the low-molecular-weight heparin, enoxaparin with a similar safety profile.

Fondaparinux is undergoing further development in the prophylaxis and treatment of venous and arterial thromboembolic diseases.

The Penthifra Plus study was supported by a grant from Sanofi-Synthelabo and NV Organon.

For further information, please contact:
Bengt I. ERIKSSON, M.D., Ph.D.
Orthopaedics Department
Sahlgrenska University Hospital / OSTRA
SE-41685 GOTEBORG
SWEDEN
Tel: +46 313434408
Fax: +46 313434092
e-mail: b.eriksson@orthop.gu.se

[Goteborgs Universitet Logo
Department of Orthopaedics, Institute of Surgucal Sciences]

References
----------

1. Geerts WH, Heit JA, Clagett GP, Pineo GF, Colwell CW, Anderson FA, Wheeler HB. Sixth ACCP Consensus Conference on antithrombotic therapy. Prevention of venous thromboembolism. Chest 2001;119:132S-175S.
2. Nicolaides AN. Prevention of venous thromboembolism. International Consensus Statement. Guidelines compiled in accordance with the scientific evidence. Int Angiol 2001;20:1-37.
3. Frostick SP. Death after joint replacement. Haemostasis 2000;30(Suppl):84-87.
4. Eriksson BI, Bauer KA, Lassen MR, Turpie AGG. Fondaparinux Compared with Enoxaparin for the Prevention of Venous Thromboembolism after Hip-Fracture Surgery. N Engl J Med 2001;345:1298-1304.
5. Lassen MR, Bauer KA, Eriksson BI, Turpie AG. Postoperative fondaparinux versus preoperative enoxaparin for prevention of venous thromboembolism in elective hip-replacement surgery: a randomised double-blind comparison. Lancet 2002;359:1715-1720.
6. Turpie AGG, Bauer KA, Eriksson BI, Lassen MR. Postoperative fondaparinux versus postoperative enoxaparin for prevention of venous thromboembolism after elective hip-replacement surgery: a randomised double-blind trial. Lancet 2002;359:1721-26.
7. Eikelboom JW, Quinlan DJ, Douketis JD. Extended-duration prophylaxis against venous thromboembolism after total hip or knee replacement: a meta-analysis of the randomised trials. Lancet 2001;358:9-15.
8. Hull RD, Pineo GF, Stein PD, Mah AF, et al. Extended out-of-hospital low-molecular-weight heparin prophylaxis against deep venous thrombosis in patients after elective hip arthroplasty: a systematic review. Ann Intern Med 2001;135:858-869.
9.Bauer KA, Eriksson BI, Lassen MR, Turpie AGG. Fondaparinux compared with enoxaparin for the prevention of venous thromboembolism after elective major knee surgery. N Engl J Med 2001;345:1305-10.
10. Turpie AGG. Overview of the clinical results of pentasaccharide in major orthopedic surgery. Haematologica 2001;86(Suppl):59-62.
11. Turpie A.G.G, Bauer K.A, Eriksson B.I, Lassen M.R. Fondaparinux versus enoxaparin for the prevention of venous thromboembolism in major orthopedic surgery: A meta-analysis of four randomised double-blind studies. Arch. Intern. Med In Press 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2002

                                     SANOFI-SYNTHELABO


                                     By:  /s/ Marie-Helene Laimay
                                          ----------------------------------
                                          Name:  Marie-Helene Laimay
                                          Title: Senior Vice President and
                                                 Chief Financial Officer